UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO.1

TO

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-33768

AIX INC.

27/F, Pearl River Tower
No.15 West Zhujiang Road
Tianhe District, Guangzhou 510623
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

The Company is furnishing this Amendment No.1 to the Form 6-K originally furnished on March 24, 2025 to update the Exhibit 99.1 and Exhibit 99.2 thereto to amend the notice of extraordinary general meeting and the form of proxy for extraordinary general meeting (the “Original EGM Notice and Proxy Statement”). The amended notice of extraordinary general meeting and the form of proxy for extraordinary general meeting (1) revised the proposal 4 in the Original EGM Notice and Proxy Statement, so that the proposed amendments to the Company’s memorandum and articles of association will only reflect the Share Consolidation, Share Capital Increase and Name Change (each as defined in the Original EGM Notice and Proxy Statement), and (2) updated the form of Amended and Restated Memorandum and Articles of Association, annexed as Exhibit A to the amended notice of extraordinary general meeting, to reflect the same changes.

Updated copies of the Notice of the EGM and Form of Proxy are available on the Investor Relations section of the Company’s website at https://ir.aifugroup.com/events-and-presentations/annual-general-meeting.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Amended Notice of Extraordinary General Meeting
99.2	Form of Amended Proxy for the Extraordinary General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIX Inc.

By:	/s/ Wei Chen
Name:	Wei Chen
Title:	Chief Executive Officer

Date: March 26, 2025

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